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1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
June 4, 2010
VIA OVERNIGHT MAIL AND EDGAR
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	NorthStar Real Estate Income Trust, Inc. Amendment No. 6 to Registration Statement on Form S-11 File No. 333-157688
Dear Ms. Garnett:
     This letter sets forth the responses of our client, NorthStar Real Estate Income Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter, dated May 27, 2010, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 7 to the Registration Statement (“Amendment No. 7”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 7. We have enclosed with the copy of this letter being provided via overnight delivery the referenced sales literature, which has been revised in accordance with the responses below.
Amendment No. 6 to Form S-11
Conflicts of Interest. page 72
1.	Comment: We note your disclosure that the sponsor will give priority to NorthStar Income Opportunity REIT I, Inc. in the allocation of investment opportunities until 85% of the gross offering proceeds have been invested. Please revise to clarify whether the 85% refers to 85% of the maximum offering amount OR 85% of the amount actually raised as of a particular date. Additionally, please add a risk factor to address this risk or tell us why you believe it is not material.
Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Karen J. Garnett
June 4, 2010

Response: The Issuer has revised the disclosure on pages 72 and 77 to clarify that “gross offering proceeds” refers to the amount actually raised as of the end of the offering. In addition, the Issuer has expanded one of the risk factors on page 26 to add disclosure about the investment allocation priority given to NorthStar Income Opportunity REIT I, Inc. Please see the risk factor entitled, “Our sponsor will face conflicts of interest relating to performing services on our behalf and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could limit our ability to make distributions and reduce your overall investment return.”
Revised Sales Literature Submitted May 7, 2010
Learn from the past — Position for the Future — The potential benefits of debt-focused REITs
What is a REIT?
2.	Comment: We note your response to comment 4 of our letter April 19, 2010. We reissue our comment in part. Please revise to clarify when distribution payments will be reduced. Please make similar revisions to the Fact Sheet, the CD Kit, the brochure “Learn from the past, Position for the future — The opportunity in debt-focused REITs,” the PowerPoint Presentation and the Website.

Response: The Issuer has revised the brochures, PowerPoint Presentation and Website as requested by the Commission. The Issuer respectfully notes that the above referenced disclosure is not included in the Fact Sheet or CD Kit, and thus, the Issuer has not made any changes to those pieces based on this comment.
What is the investment strategy for NorthStar REIT?
3.	Comment: We note your response to comment 6 of our letter. Please revise to clarify that distributions may not be supported for a full two years following an investor’s purchase of common stock. Additionally, please clarify that you are not obligated to pay 8% and that you may pay less. Please make similar revisions to the Fact Sheet, the CD Kit, the brochure “Learn from the past, Position for the future — The opportunity in debt-focused REITs,” the PowerPoint Presentation and the Website.

Response: The Issuer has revised the brochures, Fact Sheet, CD kit, PowerPoint Presentation and Website as requested by the Commission and has added an additional reference to the footnote next to the “Sponsor Commitment” disclosure.

Ms. Karen J. Garnett
June 4, 2010

Learn from the past, Position for the future — The opportunity in debt-focused REITs
About NorthStar Realty Finance Corp.
4.	Comment: We note your response to comment 7 of our letter; however, the differences between the present program and NRF’s prior programs still are not clear. In order to provide a more balanced presentation, please revise to discuss in more detail how NRF’s investment program is different from yours. For example, we note that NorthStar Real Estate Securities Opportunity Fund is a multi-investor institutional fund and that NorthStar Funding is a joint venture with a single institutional investor. Further, we note that NorthStar Income Opportunity REIT is a private REIT. Please make similar revisions to the brochure, “The NorthStar REIT Advantage.”

Response: The Issuer has revised the brochures and the CD kit as requested by the Commission.
Fact Sheet
5.	Comment: We note your response to comment 8 of our letter. Please make similar changes to the risk factors presented on your Fact Sheet.

Response: The Issuer has revised the Fact Sheet as requested by the Commission.
PowerPoint Presentation
6.	Comment: We note your response to comment 13 of our letter. In response to our comment, you provided some disclosure regarding your other investments in the last paragraph of the script. Please revise the script further to discuss your other investments in the same level of detail that you have provided for CMBS and corporate bonds.

Response: The Issuer has removed the slide entitled “Competitive Yields Over Time” in response to the Commission’s comment.
Sales Literature Submitted April 16, 2010
A Piece of the Income Puzzle: Debt Focused REITs
Stable and Predictable Income
7.	Comment: Please clarify that the debt payments might not be paid or may not be paid when due. Please make similar revisions to the brochures “Understanding Commercial Real Estate Debt,” “Building a Balanced Asset Allocation,” and “The Current Market Opportunity.”

Ms. Karen J. Garnett
June 4, 2010

Response: The Issuer has revised the above-referenced brochures as requested by the Commission.
8.	Comment: Please add a summary risk factor to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Please make similar revisions to the other brochures.

Response: The Issuer has revised the brochures as requested by the Commission.
Capital Preservation
9.	Comment: Please clarify that equity-focused REITs may offer the opportunity for growth in investor principal when economic conditions cause property values to rise.

Response: The Issuer has revised the “A Piece of the Income Puzzle” brochure as requested by the Commission.
Building a Balanced Asset Allocation
What is a REIT?
10.	Comment: Please revise the discussion of debt REITs to include a bullet point that identifies the circumstances that could result in a reduction in distribution payments and a decline in the ‘value of the company. Also, clarify the reference to “investors’ principal value” in the equity REIT column and explain the relevance of principal repayment in the debt REIT column.

Response: The Issuer has revised the “Building a Balanced Asset Allocation” brochure as requested by the Commission.

Ms. Karen J. Garnett
June 4, 2010

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston
Partner

cc:	Mr. Andrew C. Richardson Mr. Albert Tylis Mr. James H. Sullivan